Exhibit 99.1

Hollysys Automation Technologies Announces High-Speed Rail Signaling Bidding Wins

BEIJING, November 29th, 2018 -- Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, announced today that it has recently won contracts with a total value of approximately RMB 337.5 million or USD $48.6 million. One is to provide to the Henan section of the Zhengzhou-Wanzhou High Speed Railway a comprehensive set of highway signaling products including TCC (Train Control Center), TSRS (Temporary Speed Restriction Server) and LEU (Lineside Electronic Unit) with a total value of approximately RMB 72.2 million or USD $10.4 million. The other is to provide 98 sets of Automatic Train Protection (ATP) for high-speed trains in 300-350km/h covering equipment, system and relevant service packages, with a total value of approximately RMB 265.3 million or USD $38.2 million.

Hollysys' management commented: "We feel excited about the significant high-speed rail contract win, which demonstrates our solid technology capability and our key market position. In the future, Hollysys will continue to work closely with both national and provincial railway authorities. Leveraging our strong R&D capability, effective management and high-quality products and services, we will continue to make more contribution to China's railway construction and explore the vast rail and subway opportunities both in China and abroad, and to create value for our shareholders."

About Hollysys Automation Technologies Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,300 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 10,000 customers more than 30,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), SCADA (Supervisory Control and Data Acquisition), nuclear power plant automation and control system and other products.

SAFE HARBOUR

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies Ltd.
www.hollysys.com
+8610-58981386
investors@hollysys.com